UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2022
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

Item A — Information Contained in this Form 6-K Report
This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp filed with the SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536), the Registration Statement of Atlas Corp filed with the SEC on July 16, 2021 on Form F-3 (Registration No. 333-257967), and the Registration Statement of Atlas Corp. filed with the SEC on March 25, 2022 on Form S-8 (Registration No. 333-263872).

Seaspan Corporation Financial Information
Part I to this Report contains certain financial information of Seaspan Corporation, a wholly owned subsidiary of Atlas Corp., as of and for the year ended December 31, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: March 17, 2023	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
Seaspan Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholder’s equity, and cash flows for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Board and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment for vessels

As discussed in Note 2(e) to the consolidated financial statements, property, plant and equipment that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Examples of such events or changes in circumstances for vessels (“impairment indicators”) include, among others, a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. The determination of whether impairment indicators exist requires significant judgment in evaluating underlying significant assumptions including charter rates, utilization rates, operating costs and current vessel market values. The Company did not identify any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable for the year ended December 31, 2022. As discussed in Note 5 and Note 6, the total carrying value of the Company’s vessels, including right-of-use vessels, was $7,543.8 million as of December 31, 2022.

We identified the assessment of indicators of impairment for vessels as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s determination of whether an indicator of impairment existed, based on the Company’s evaluation of the significant assumptions. Changes in these significant assumptions could have changed the Company’s conclusion that no indicators of impairment were identified.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment indicator assessment process. This included controls related to the identification and evaluation of indicators of impairment and underlying significant assumptions. We evaluated significant assumptions used in the Company’s evaluation by comparing current charter rates to existing customer contracts and estimates of future charter rates to third-party industry publications for vessels with similar characteristics. We evaluated the Company’s anticipated future utilization rates and operating costs assumptions by comparing to the Company’s historical utilization rates and operating costs including impacts of inflation. For utilization rates, we also compared anticipated supply and demand conditions that would impact utilization to third party industry publications. We evaluated the Company’s assessment of current market values of vessels by comparing to recent vessel purchases and third-party industry publications.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2000.

Vancouver, Canada
March 17, 2023

SEASPAN CORPORATION
Consolidated Balance Sheets
(Expressed in millions of United States dollars)
December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$150.7	$169.0
Accounts receivable	36.7	28.8
Due from related party (note 3)	18.4	38.3
Prepaid expenses and other	43.2	36.6
Net investment in lease (note 4)	21.0	16.8
Assets classified as held for sale (note 5)	19.4	—
	289.4	289.5

Vessels (note 5)	8,227.6	7,676.1
Right-of-use asset (note 6)	741.9	720.4
Net investment in lease (note 4)	887.4	741.5
Goodwill	75.3	75.3
Derivative instruments (note 18(c))	153.5	49.0
Other assets (note 7)	240.0	270.6
	$10,615.1	$9,822.4
Liabilities and shareholder's equity
Current liabilities:
Accounts payable and accrued liabilities (note 14(a))	$175.5	$136.7
Deferred revenue	24.6	44.7
Long-term debt - current (note 8)	224.3	542.1
Operating lease liabilities - current (note 9)	113.6	153.8
Finance lease liabilities - current (note 10)	222.2	—
Other financing arrangements - current (note 11)	147.5	100.5
Other liabilities - current	2.4	7.6
	910.1	985.4

Long-term debt (note 8)	3,316.7	3,480.9
Operating lease liabilities (note 9)	388.0	558.6
Other financing arrangements (note 11)	1,940.3	1,239.3
Derivative instruments (note 18(c))	53.7	66.5
Other liabilities	44.5	10.4
Total liabilities	6,653.3	6,341.1

Shareholder’s equity:
Share capital	2.5	2.5
Additional paid in capital	3,675.8	3,565.1
Retained earnings (deficit)	301.6	(67.2)
Accumulated other comprehensive loss	(18.1)	(19.1)
	3,961.8	3,481.3
	$10,615.1	$9,822.4
Commitments and contingencies (note 16)
Subsequent events (note 19)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Operations
(Expressed in millions of United States dollars)
Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Revenue (note 15 and 17)	$1,555.6	$1,470.3	$1,230.8
Operating expenses:
Ship operating	309.2	289.3	243.4
Depreciation and amortization	327.5	307.9	288.1
General and administrative	50.1	42.4	29.7
Operating leases (note 9)	120.3	143.0	147.3
Loss (gain) on disposal of vessels (note 5)	4.0	(15.9)	—
	811.1	766.7	708.5
Operating earnings	744.5	703.6	522.3
Other expenses (income):
Interest expense	219.4	178.8	176.0
Interest income	(5.5)	(0.3)	(1.4)
Loss on debt extinguishment	4.6	127.0	—
(Gain) loss on derivative instruments (note 18 (c))	(110.0)	(5.7)	31.5
Other expenses	25.5	9.3	2.8
	134.0	309.1	208.9
Net earnings	$610.5	$394.5	$313.4
See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Comprehensive Income
(Expressed in millions of United States dollars)
Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Net earnings	$610.5	$394.5	$313.4
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 18(c))	1.0	1.2	1.3
Comprehensive income	$611.5	$395.7	$314.7

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Shareholder’s Equity
(Expressed in millions of United States dollars, except number of shares)
Years ended December 31, 2022, 2021 and 2020

	Number of	Number of non-puttable		Non-puttable	Additional		Accumulated other	Total
	common	preferred	Common	preferred	paid-in		comprehensive	shareholder’s
	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2019	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change (note 2(p))	—	—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	1.8	0.3	3,452.9	(203.0)	(21.6)	3,230.4
Net earnings	—	—	—	—	—	313.4	—	313.4
Other comprehensive income	—	—	—	—	—	—	1.3	1.3
Capital contribution from Atlas (note 3)	—	—	—	—	100.0	—	—	100.0
Cancellation of preferred shares (note 12)	33,335,570	(33,335,570)	0.3	(0.3)	—	—	—	—
Dividends on common shares	—	—	—	—	—	(389.7)	—	(389.7)
Dividends on preferred shares	—	—	—	—	—	(16.8)	—	(16.8)
Shares issued through dividend reinvestment program	7,943	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense	162,910	—	—	—	4.8	(0.1)	—	4.7
Treasury shares	37,778	—	0.4	—	—	—	—	0.4
Deconsolidation of Atlas	—	—	—	—	—	3.6	—	3.6
Balance, December 31, 2020	249,219,800	—	$2.5	$—	$3,557.8	$(292.7)	$(20.3)	$3,247.3

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Shareholder’s Equity (Continued)
(Expressed in millions of United States dollars, except number of shares)
Years ended December 31, 2022, 2021 and 2020

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholder’s equity
Balance, December 31, 2020, carried forward	249,219,800	$2.5	$3,557.8	$(292.7)	$(20.3)	$3,247.3
Net earnings	—	—	—	394.5	—	394.5
Other comprehensive income	—	—	—	—	1.2	1.2
Dividends on common shares	—	—	—	(169.0)	—	(169.0)
Share-based compensation expense (note 3)	—	—	7.3	—	—	7.3
Balance, December 31, 2021	249,219,800	2.5	3,565.1	(67.2)	(19.1)	3,481.3
Adjusted balance, December 31, 2021	249,219,800	$2.5	$3,565.1	$(67.2)	$(19.1)	$3,481.3

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Shareholder’s Equity (Continued)
(Expressed in millions of United States dollars, except number of shares)
Years ended December 31, 2022, 2021 and 2020

	Number of		Additional	Retained	Accumulated other	Total
	common	Common	paid-in	earnings/	comprehensive	shareholder’s
	shares	shares	capital	(Deficit)	loss	equity
Balance, December 31, 2021, carried forward	249,219,800	$2.5	$3,565.1	$(67.2)	$(19.1)	$3,481.3
Impact of accounting policy change (note 2(p))	—	—	—	(5.1)	—	(5.1)
Adjusted balance, December 31, 2021	249,219,800	2.5	3,565.1	(72.3)	(19.1)	3,476.2
Net earnings	—	—	—	610.5	—	610.5
Other comprehensive income	—	—	—	—	1.0	1.0
Capital contribution from Atlas (note 3)	—	—	100.0	—	—	100.0
Dividends on common shares	—	—	—	(236.6)	—	(236.6)
Share-based compensation expense (note 3)	—	—	10.7	—	—	10.7
Balance, December 31, 2022	249,219,800	$2.5	$3,675.8	$301.6	$(18.1)	$3,961.8

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Cash Flows
(Expressed in millions of United States dollars)
Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Cash from (used in):
Operating activities:
Net earnings	$610.5	$394.5	$313.4
Items not involving cash:
Depreciation and amortization	327.5	307.9	288.1
Change in right-of-use asset	98.1	123.9	118.6
Non-cash interest expense and accretion	18.6	34.9	37.5
Unrealized change in derivative instruments	(117.3)	(32.2)	8.9
Amortization of acquired revenue contracts	18.7	15.0	16.9
Loss on debt extinguishment	4.6	127.0	—
(Loss) Gain on vessel disposal	4.0	(15.9)	—
Other	(0.7)	5.0	7.2
Changes in assets and liabilities:
Accounts receivable	(0.6)	(30.8)	(41.8)
Net investment in lease	20.5	14.9	13.3
Prepaid expenses and other	(6.6)	(5.3)	(1.9)
Deferred dry-dock	(47.5)	(38.7)	(45.4)
Other assets	(2.2)	(9.3)	(6.5)
Accounts payable and accrued liabilities	34.4	44.9	5.2
Deferred revenue	15.1	18.1	6.5
Operating lease liabilities	(91.6)	(120.5)	(115.1)
Finance lease liabilities	(7.9)	—	—
Derivative instruments	7.4	26.6	22.5
Cash from operating activities	885.0	860.0	627.4

Investing activities:
Acquisition of /additions to vessels, including vessels under construction	(1,219.5)	(1,547.0)	(806.7)
Prepayment on vessel purchase	—	(132.3)	(40.2)
Payment on settlement of interest swap agreements	(12.7)	(26.8)	(21.8)
Other assets and liabilities	9.5	38.1	(22.8)
Proceeds from vessel sales	256.3	—	—
Capitalized interest	(46.2)	(15.7)	—
Cash used in investing activities	(1,012.6)	(1,683.7)	(891.5)

Financing activities:
Repayments of long-term debt and other financing arrangements	(1,107.0)	(1,455.6)	(770.9)
Payment of lease liabilities	(16.6)	—	—
Issuance of long-term debt and other financing arrangements	1,367.4	3,148.3	1,108.5
Repayment of Fairfax Notes	—	(300.0)	—
Payment to Atlas to settle Fairfax Exchange (note 3)	—	(300.0)	—
Repayment of promissory note payable to Atlas (note 3)	—	(52.3)	—
Issuance of senior unsecured Exchangeable Notes	—	—	201.3
Purchase of capped call	—	—	(15.5)
Notes and warrants issued	—	—	100.0
Financing fees	(15.0)	(122.2)	(26.4)
Dividends on common shares	(219.5)	(169.0)	(369.9)
Dividends on preferred shares	—	—	(16.8)
Capital contribution from Atlas	100.0	—	100.0
Cash from financing activities	109.3	749.2	310.3
Decrease (Increase) in cash and cash equivalents	(18.3)	(74.5)	46.2
Cash and cash equivalents and restricted cash, beginning of year	169.0	243.5	197.3
Cash and cash equivalents and restricted cash, end of year	$150.7	$169.0	$243.5

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

1.General:
Seaspan Corporation (“Seaspan” or the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.
In February 2020, Seaspan completed a holding company reorganization (the “Reorganization”) whereby Seaspan became a direct, wholly owned subsidiary of Atlas Corp. (“Atlas”). Pursuant to the Reorganization, common and preferred shareholders of Seaspan became common and preferred shareholders of Atlas, as applicable, on a one-for-one basis, maintaining the same number of shares and ownership percentage held in Seaspan immediately prior to the Reorganization. The Company’s common shares and preferred shares were cancelled and re-issued to Atlas as common shares. Atlas assumed all of Seaspan’s share purchase warrants and equity plans and will perform all relevant obligations.

2.Significant accounting policies:
(a)Basis of presentation:
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements.
(b)Principles of consolidation:
The accompanying consolidated financial statements include the accounts of Seaspan Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.
The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 11.
The Company accounts for its investment in companies in which it has significant influence by the equity method. The Company’s proportionate share of earnings is included in earnings and added to or deducted from the cost of the investment.
(c)Foreign currency translation:
The functional and reporting currency of the Company is the United States dollar. Transactions involving other currencies are converted into United States dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the United States dollar are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.
(d)Cash equivalents:
Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.
(e)Vessels:
Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs, less accumulated depreciation.
Vessels purchased from the Company’s predecessor upon completion of the Company’s initial public offering in 2005 were initially recorded at the predecessor’s carrying value.
Vessels under construction include deposits, installment payments, interest, financing costs, transaction fees, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.
Depreciation is calculated on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.
Vessels that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Such evaluations include the comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. If the carrying amount of the vessel exceeds the estimated net undiscounted future cash flows expected to be generated over the vessel’s remaining useful life, the carrying amount of the vessel is reduced to its estimated fair value.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

2.Significant accounting policies (continued):
(f)Dry-dock activities:
Classification society rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company uses the deferral method of accounting for dry-dock activities whereby capital costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.
(g)Goodwill:
Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.
(h)Deferred financing fees:
Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit facilities and other financing arrangements and are presented as a direct deduction from the related debt liability when available. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on other financing arrangements is provided on the effective interest rate method over the term of the underlying obligation. Amortization of deferred financing fees is recorded as interest expense.
(i)Revenue:
The Company derives its revenue primarily from the charter of its vessels. Each charter agreement is evaluated and classified as an operating lease or financing lease based on the lease term, fair value associated with the lease and any purchase options or obligations. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.
Charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied.
For charters that are classified as direct financing leases and sales-type leases, the present value of minimum lease payments and any unguaranteed residual value are recognized as net investment in lease. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit specific to each lease, represents the price, from which the carrying value of the vessel and any initial direct costs are deducted in order to determine the selling profit or loss.
For financing leases that are classified as direct financing leases, the unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss is recognized at lease commencement date.
For financing leases that are classified as sales-type leases, any selling profit or loss is recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount. If the fair value of the vessel is equal to its carrying amount, initial direct costs are deferred and amortized to income over the term of the lease.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

2. Significant accounting policies (continued):
(j)Leases:
Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease for each individual lease arrangement or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.
Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.
Lease payments on short-term operating leases with lease terms of twelve months or less are expensed as incurred.
Transactions are accounted for as sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where the Company is the seller-lessee, any gains or losses on sale are recognized upon transfer.
(k)Derivative financial instruments:
From time to time, the Company utilizes derivative financial instruments. All of the Company’s derivatives are measured at their fair value at the end of each period. Derivatives that mature within one year are classified as current. For derivatives not designated as accounting hedges, changes in their fair value are recorded in earnings.
The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk.
The Company had previously designated certain of its interest rate swaps as accounting hedges and applied hedge accounting to those instruments. By September 30, 2008, the Company de-designated all of the interest rate swaps it had accounted for as hedges to that date. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.
The Company evaluates whether the occurrence of any of the previously hedged interest payments are considered to be remote. When the previously hedged interest payments are not considered remote of occurring, unrealized gains or losses in accumulated other comprehensive income associated with the previously designated interest rate swaps are recognized in earnings when and where the interest payments are recognized. If such interest payments are identified as being remote, the accumulated other comprehensive income balance pertaining to these amounts is reversed through earnings immediately.
(l)     Fair value measurement:
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
•Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
•Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

2. Significant accounting policies (continued):
(m)     Share-based compensation:
The Company has granted restricted shares, phantom share units, restricted stock units and stock options to certain of its officers, members of management and directors as compensation. Upon completion of the Reorganization, Atlas assumed all of Seaspan’s share purchase warrants and equity plans and has and will perform all relevant obligations. Compensation cost is measured at the grant date fair values as follows:
•Restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the common shares on the date of the grant.
•Stock options exercisable into Atlas common shares are measured at fair value using the Black-Scholes model.
The fair value of each grant is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures in share-based compensation expense as they occur.
(n) Use of estimates:
The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the:
•reported amounts of assets and liabilities,
•disclosure of contingent assets and liabilities at the balance sheet dates and
•reported amounts of revenue and expenses during the reporting fiscal periods.
Areas where accounting judgments and estimates are significant to the Company and where actual results could differ from those estimates, include the:
•assessment of going concern;
•assessment of vessel useful lives;
•expected vessel salvage values;
•recoverability of the carrying value of vessels which are subject to future market events;
•carrying value of goodwill; and
•fair value of interest rate swaps, other derivative financial instruments.
(o)     Comparative information:
Certain information has been reclassified to conform to the financial statement presentation adopted for the current year.
(p)Recently adopted accounting pronouncements:
Measurement of credit loss
Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. Upon adoption, a cumulative effect adjustment of $2,293,000 was made to deficit as part of the modified retrospective transition approach.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

2. Significant accounting policies (continued):
(p)    Recent accounting pronouncements:
Simplifying test for goodwill impairment
Effective January 1, 2020, the Company adopted ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the implied goodwill impairment. As a result of the adoption, the Company now calculates goodwill impairment as the amount by which the carrying value exceeds fair value of a reporting unit, not to exceed the carrying amount of goodwill.
Discontinuation of LIBOR
The Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company’s financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts will be accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts will require no reassessments. Transition activities are focused on the conversion of existing LIBOR based contracts to the Secured Overnight Financing Rate (“SOFR”).
Debt with conversion and other options
Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)” (“ASU 2020-06”), using the modified retrospective method, whereby the cumulative effect adjustment was made as of the date of the initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The impact of the adoption of ASU 2020-06 resulted in an adjustment of $5,073,000 to opening retained earnings at January 1, 2022 related to the unamortized debt discount that was initially recorded when the convertible notes were issued. Under ASU 2020-06, the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized.
3.Related party transactions:
(a)The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.
(b)Over the course of 2018, 2019 and 2020, the Company issued to Fairfax Financial Holdings Limited and certain of its affiliates (“Fairfax”) an aggregate $600,000,000 of 5.50% senior notes due in 2025, 2026 and 2027 (the “Fairfax Notes”) and warrants to purchase an aggregate 101,923,078 common shares of the Company. Two tranches of warrants, each for 38,461,539 common shares, were exercisable at a price of $6.50 per share. One tranche of warrants, for 25,000,000 common shares, was exercisable at a price of $8.05 per share. All such warrants have been exercised.
In June 2021, Atlas and the Company exchanged and amended $300,000,000 of the Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares of Atlas, representing a total liquidation value of $300,000,000, and (ii) warrants to purchase 1,000,000 common shares of Atlas. The exchanged Fairfax Notes were subsequently cancelled, and in August 2021, the Company redeemed for cash the remaining Fairfax Notes at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.
For the year ended December 31, 2021, interest expense related to the Fairfax Notes, excluding amortization of the debt discount, was $19,204,000 (2020 - $32,114,000). For the year ended December 31, 2021, amortization of debt discount was $14,188,000 (2020 - $19,963,000).

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

3.Related party transactions (continued):
(c)In March 2021, Atlas entered into a joint venture with Zhejiang Energy Group (“ZE”) and executed a shareholders agreement with ZE to form the joint venture (“ZE JV”). Atlas owns 50% of the ZE JV. The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment and power equipment supply.
In October 2021, through a series of transactions with a wholly owned subsidiary of the ZE JV as the ultimate purchaser, the Company sold one 4,250 TEU vessel for an aggregate purchase price of $38,280,000 (note 5). Additionally, in May 2022, through a series of transactions with wholly owned subsidiaries of the ZE JV as the ultimate purchaser, the Company sold four 4,250 TEU vessels for an aggregate purchase price of $138,975,000 (note 5). The Company continues to manage the ship operations of these vessels. During the year ended December 31, 2022, the Company earned revenue of $7,035,000 (2021 – $325,000) and incurred expenses of $6,776,000 (2021 – $285,000) in connection with the ship management of these vessel.
Transactions with Atlas Corp.
During the year ended December 31, 2022, the Company received a capital contribution of $100,000,000 (2021 – nil; 2020 – $100,000,000) from Atlas.
Atlas grants restricted shares, restricted stock units and stock options to the Company’s employees under the Atlas Corp. Stock Incentive Plan (the “Atlas Plan”) (note 12). The value of the awards granted to the Company’s employees is considered a capital contribution from Atlas. During the year ended December 31, 2022, the Company recognized capital contribution in respect of such grants of $10,670,000 (2021 – $7,340,000).
The Company routinely makes payments for expenses on behalf of Atlas. As of December 31, 2022, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms.
During the year ended December 31, 2021, the Company repaid an intercompany promissory note of $52,349,825 to Atlas in relation to the exchange of the Company’s previously outstanding 7.125% senior unsecured notes due 2027 (note 8(d)).
During the year ended December 31, 2022, the Company declared dividends of $236,624,000 (2021 – $169,000,000; 2020 – $363,000,000) to Atlas. The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’ payment of dividends to shareholders of its common and preferred shares.
The Company provides certain management services to Atlas in exchange for a management fee. For the period ended December 31, 2022, the management service revenue recognized from this arrangement was $12,618,000 (2021 – $9,927,000; 2020 – $8,029,000).
4.Net investment in lease:

	December 31, 2022	December 31, 2021
Undiscounted lease receivable	$1,724.4	$1,448.2
Unearned interest income	(816.0)	(689.9)
Net investment in lease	$908.4	$758.3

	December 31, 2022	December 31, 2021
Lease receivables	$908.4	$751.4
Unguaranteed residual value	—	6.9
Net investment in lease	908.4	758.3
Current portion of net investment in lease	(21.0)	(16.8)
Long-term portion of net investment in lease	$887.4	$741.5

In February 2021, the Company commenced a fixed rate bareboat charter with a term of 18 years on a 12,000 TEU vessel, which has been classified as a sales-type lease. No gain or loss was recognized on commencement date.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

4.Net investment in lease (continued):
In September and November 2021, the Company commenced one and two 18 year fixed rate bareboat charters, respectively, each for a 12,200 TEU vessel. The bareboat charters have been classified as a sales-type lease and no gain or loss was recognized on the commencement dates.
In April and May 2022, the Company accepted delivery of two 12,200 TEU vessels, each of which commenced an 18 year charter upon delivery (note 5). the bareboat charters have been classified as a sales-type lease and no gain or loss was recognized on the commencement dates.
At December 31, 2022, the undiscounted minimum cash flows related to lease receivable on direct financing leases are as follows:

2023	$96.9
2024	97.1
2025	96.9
2026	96.9
2027	96.9
Thereafter	1,239.7
$1,724.4
5.Vessels:

December 31, 2022	Cost	Accumulated depreciation	Net book value
Vessels	$9,610.7	$(2,805.6)	$6,805.1
Vessels under construction	1,422.5	—	1,422.5
Total	$11,033.2	$(2,805.6)	$8,227.6

December 31, 2021	Cost	Accumulated depreciation	Net book value
Vessels	$9,410.9	$(2,830.4)	$6,580.5
Vessels under construction	1,095.6	—	1,095.6
Total	$10,506.5	$(2,830.4)	$7,676.1

During the year ended December 31, 2022, depreciation and amortization expense relating to vessels was $282,467,000 (2021 – $279,879,000; 2020 – $259,869,000).
Vessels sales
During the year ended December 31, 2021, the Company sold one 4,250 TEU vessel to a wholly owned subsidiary of the ZE JV for $38,280,000 (note 3(c)), resulting in a gain on sale of $15,884,000.
During the year ended December 31, 2022, the Company completed the sale of 10 vessels. The Company received gross proceeds of $257,075,000 for the 10 vessel sales and recognized loss on sale of $3,973,000 in aggregate. Seaspan continues to manage the operations of seven of these vessels pursuant to management agreements entered into in connection with the sales.
In December 2022, the Company entered into an agreement to sell one 4,250 TEU vessel for gross proceeds of $21,600,000, subject to closing conditions. As at December 31, 2022, this vessel was classified as asset held for sale. The sale was completed in January 2023 and the Company continues to manage the ship operations of this vessel pursuant to a management agreement entered into in connection with the sale (note 19).

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

5.Vessels (continued):
Vessels deliveries
Upon commencement of a fixed rate bareboat charter in February 2021, $88,061,000 was reclassified to net investment in lease from vessels (note 4).
During the year ended December 31, 2021, the Company took delivery of three 12,200 TEU vessels for an aggregate purchase price of $251,895,000. The vessels commenced 18 year bareboat charters upon delivery and are classified as a sales-type lease (note 4).
During the year ended December 31, 2021, the Company took delivery of four vessels, for an aggregate purchase price of $358,500,000.
During the year ended December 31, 2022, the Company accepted delivery of one 15,000 and six 11,800 TEU newbuild vessels, each of which commenced a 5-year charter upon delivery.
Vessels under construction:
As at December 31, 2022, the Company has 58 vessels under construction (December 31, 2021 – 67 vessels).
As at December 31, 2022, the vessels under construction balance includes $49,022,000 of capitalized interest and $1,122,655,000 of installment payments for the year ended December 31, 2022 (2021 – $18,870,000 and $1,284,512,000, respectively).
6.Right-of-use assets:

December 31, 2022	Cost	Accumulated amortization	Net book value
Vessel operating leases	$835.5	$(335.5)	$500.0
Other operating leases	9.5	(6.3)	3.2
Vessel finance leases	246.6	(7.9)	238.7
Right-of-use assets	$1,091.6	$(349.7)	$741.9

December 31, 2021	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,066.6	$(350.0)	$716.6
Other operating leases	9.4	(5.6)	3.8
Right-of-use assets	$1,076.0	$(355.6)	$720.4

During the year ended December 31, 2022, the Company exercised options under existing lease financing arrangements to purchase four 10,000 TEU vessels. The purchases are expected to complete in January through September 2023, at the pre-determined purchase price of $52,690,000 per vessel.
During the year ended December 31, 2022, the change in right-of-use assets was $106,000,000 (2021 – $123,900,000; 2020 – $118,577,000).

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

7.Other assets:

	December 31, 2022	December 31, 2021
Intangible assets (a)	$52.2	$65.2
Deferred dry-dock (b)	86.9	79.4
Deferred financing fees on undrawn financings (c)	57.3	77.0
Other	43.6	49.0
Other assets	$240.0	$270.6

(a)Intangible assets

December 31, 2022	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(92.3)	$37.6
Other	25.2	(10.6)	14.6
	$155.1	$(102.9)	$52.2

December 31, 2021	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(76.2)	$53.7
Other	16.5	(5.0)	11.5
	$146.4	$(81.2)	$65.2
Intangible assets are primarily comprised of the acquisition date fair value of time charter contracts acquired. During the year ended December 31, 2022, the Company recorded $21,809,000 (2021 – $18,442,000; 2020 – $20,155,000) of amortization expense related to intangible assets.
Acquired customer contracts are amortized on a straight-line basis over their remaining useful lives. As of December 31, 2022, the weighted average useful lives of acquired customer contracts was 3 years (2021 – 4 years; 2020 – 5 years).
Future amortization expense of intangible assets is as follows:

2023	$16.7
2024	12.4
2025	7.9
2026	2.9
2027	1.3
Thereafter	11.0
$52.2

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

7.Other assets (continued):
(b) Deferred dry-dock
During the years ended December 31, 2022 and 2021, changes in deferred dry-dock were as follows:

December 31, 2020	$63.8
Costs incurred	40.0
Amortization expensed (1)	(24.4)
December 31, 2021	79.4
Costs incurred	42.4
Vessel sales	(11.3)
Amortization expensed (1)	(23.6)
December 31, 2022	$86.9
(1)Amortization of dry-docking costs is included in depreciation and amortization.

(c) Deferred financing fees on undrawn financings:
The Company has entered into financing arrangements for certain of its vessels under construction. As the financing arrangements are undrawn as at December 31, 2022, the amounts incurred have been capitalized and recorded as long-term asset. As the financing is drawn, the amounts are reclassified and presented as a direct deduction from the related debt liability.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

8.Long-term debt:

	December 31, 2022	December 31, 2021
Revolving credit facilities (a) (c)	$—	$—
Term loan credit facilities (b) (c)	1,132.5	2,128.6
Senior unsecured notes (d)	1,250.0	1,250.0
Senior unsecured exchangeable notes (f)	201.3	201.3
Senior secured notes (g)	1,000.0	500.0
	3,583.8	4,079.9
Debt discount on senior unsecured exchangeable notes	—	(5.1)
Deferred financing fees	(42.8)	(51.8)
Long-term debt	3,541.0	4,023.0
Current portion of long-term debt	(224.3)	(542.1)
Long-term debt	$3,316.7	$3,480.9
(a)Revolving credit facilities:
As at December 31, 2022, the Company had two revolving credit facilities available (December 31, 2021 – two revolving credit facilities) which provided for aggregate borrowings of up to $650,000,000 (December 31, 2021 – $550,000,000), of which $650,000,000 (December 31, 2021 – $550,000,000) was undrawn.
In May 2021, the Company refinanced one revolving credit facility which increased the aggregate commitments by $100,000,000 and extended the maturity by two years.
In February 2022, the Company closed a new $250,000,000, 3-year unsecured revolving credit facility which replaces a $150,000,000 2-year unsecured revolving credit facility.
As at December 31, 2022, the Company has no drawn revolving credit facilities. As at December 31, 2021, the Company had no drawn revolving credit facilities.
The Company is subject to commitment fees ranging between 0.45% and 0.5% (December 31, 2021 – 0.5% and 0.6%) calculated on the undrawn amounts under the various facilities.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

8.Long-term debt (continued):
(b)Term loan credit facilities:
As at December 31, 2022, the Company has entered into $3,651,231,000 (December 31, 2021 – $3,838,853,000) of term loan credit facilities, of which $2,518,743,000 (December 31, 2021 – $1,710,224,000) was undrawn.
In May 2021, the Company amended and restated three term loan credit facilities which increased the aggregate commitments by $79,540,000 and extended maturities by two years.
In June 2021, the Company made early prepayment of $59,961,000 on one term loan that matures on July 6, 2025.
In May and July 2021, the Company entered into two $6,500,000 term loan credit facilities, which bear a fixed interest rate of 3.8% per annum and mature on May 30, 2024 and July 2, 2024, respectively. In September 2022, the term loan credit facilities were early repaid.
In October 2021, the Company entered into a $633,088,000 term loan credit facility for eight vessels, which bears an initial interest rate of three month LIBOR plus 1.4% margin. During the year ended December 31, 2022, five of the vessels secured under this credit facility delivered and the Company transitioned the financing under the term loan credit facility related to these five vessels with sale-leaseback arrangements (note 11(xiii)). As a result, the remaining financing available for three vessels is $270,687,000 which is undrawn as of December 31, 2022.
In December 2021, the Company entered into a $1,077,137,000 term loan credit facility for 10 vessels, which bears an initial interest rate of three month LIBOR plus 3.39% margin. No amounts have been drawn under the facility as of December 31, 2022.
In August 2022, the Company voluntarily prepaid $240,000,000 of a term loan facility under its vessel portfolio financing program.
In October 2022, the Company entered into a $1,170,918,000 term loan credit facility for 15 vessels, which bears an initial interest rate of term SOFR plus 1.4% margin. No amounts have been drawn under the facility as of December 31, 2022
Term loan credit facilities drawn mature between August 10, 2023 and January 21, 2030.
For the Company’s term loan credit facilities, except for one, interest is calculated on three month or six month LIBOR plus a margin per annum. The three month and six month average LIBOR was 4.8% and 3.5%, respectively (December 31, 2021 – 0.2% and 0.2%, respectively) and the margins ranged between 0.35% and 2.0% as at December 31, 2022 (December 31, 2021 – 0.4% and 2.3%).
For one of our term loan credit facilities with a total principal outstanding of $14,425,000 (December 31, 2021 – $27,198,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.
The Company is subject to commitment fees ranging between 0.25% and 0.58% (December 31, 2021 – 0.20% and 0.56%) calculated on the undrawn amounts under the various facilities.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

8.Long-term debt (continued):
(b) Term loan credit facilities (continued):
The weighted average rate of interest, including the applicable margin, was 6.39% at December 31, 2022 (December 31, 2021 – 1.82%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
Repayments under term loan credit facilities are made in quarterly or semi-annual payments. For those related to newbuild containerships, payments commence three, six or thirty-six months after delivery of the associated newbuild containership, utilization date or the inception date of the term loan credit facilities.
The following is a schedule of future minimum repayments under our term loans credit facilities as of December 31, 2022:

2023	$224.6
2024	96.9
2025	96.9
2026	450.9
2027	241.2
Thereafter	22.0
$1,132.5
(c)Credit facilities – other:
As of December 31, 2022, the Company’s credit facilities were secured by first-priority mortgages granted on 53 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include:
•A first priority mortgage on the collateral vessels funded by the related credit facility;
•An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•A pledge over shares of various subsidiaries; and
•A pledge over the related retention accounts.
As at December 31, 2022, $938,703,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, was secured by a portfolio of 48 vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and/or debt to assets ratios, as defined.
Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at December 31, 2022.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

8.Long-term debt (continued):
(d)Senior unsecured notes:
In February 2021, the Company issued $200,000,000 of 6.5% senior unsecured sustainability-linked bonds in the Nordic bond market (“2024 Bonds”). In April 2021, the Company issued a further $300,000,000 of senior unsecured sustainability-linked bonds in the Nordic bond market (the “2026 Bonds” and together with the 2024 Bonds, the “Bonds”). The Bonds mature in February 2024 and April 2026, respectively, and bear interest at 6.5% per annum. If the sustainability performance targets are not met during the term of the Bonds, the Bonds will be settled at maturity at 100.5% of the initial principal. The Bonds are listed on the Oslo Stock Exchange.
In May 2021, Atlas exchanged an aggregate principal amount of $52,198,825 7.125% senior notes due 2027 of Seaspan Corporation (the “Seaspan 2027 Notes”) for an equivalent amount of its 7.125% senior notes due 2027 (the “Atlas 2027 Notes”), registered under the Securities Act of 1933, as amended, and listed on the Nasdaq Global Market. In July 2021, Atlas exchanged an additional $151,000 of Seaspan 2027 Notes for Atlas 2027 Notes, following which the Company redeemed all remaining Seaspan 2027 Notes.
In July 2021, the Company issued $750,000,000 of senior unsecured notes. These notes mature in 2029 and accrue interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022. The notes are a blue transition bond developed to further the Company’s sustainability efforts.
(e)Fairfax Notes:
Pursuant to the Fairfax Exchange, as described in note 3, Atlas exchanged $200,000,000 aggregate principal amount of the 2026 Fairfax Notes and all $100,000,000 aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J Preferred Shares, representing total liquidation value of $300,000,000, and (ii) 1,000,000 five year warrants to purchase an equal number of Atlas common shares at an exercise price of $13.71 per share. Subsequent to the Fairfax Exchange, Seaspan paid $300,000,000 to Atlas to settle the exchanged 2026 Fairfax Notes and 2027 Fairfax Notes and the notes were cancelled.
In connection with the Fairfax Exchange, the Fairfax Holders also agreed to amend the terms of the $300,000,000 aggregate principal amount of the Fairfax Notes that remained outstanding following the Fairfax Exchange, which included all $250,000,000 aggregate principal amount of the 2025 Fairfax Notes and $50,000,000 aggregate principal amount of the 2026 Fairfax Notes. The Amendment, among other things, eliminated the Fairfax Holders’ mandatory redemption and put rights and released and discharged all outstanding guarantees and liens on collateral thereunder. The Fairfax Holders also agreed to terminate Seaspan’s Amended and Restated Pledge and Collateral Agent Agreement and to release and discharge all liens on collateral thereof.
In August 2021, the remaining 2025 Fairfax Notes and 2026 Fairfax Notes were redeemed for cash at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. As a result of the Fairfax Exchange and subsequent redemptions, the Company recorded a loss on debt extinguishment of $121,715,000 for the year ended December 31, 2021, representing the write-off of the existing associated debt discount and deferred financing fees.
(f)Senior Unsecured Exchangeable Notes:
In December 2020, the Company issued $201,250,000 aggregate principal amount of Exchangeable Notes in a private placement. The Exchangeable Notes are exchangeable at the holders’ option into an aggregate 15,474,817 Atlas common shares at an initial exchange price of $13.005 per share, in equivalent cash or a combination of Atlas common shares and cash, as elected by the Company, on or after September 15, 2020, or earlier in the following circumstances:
•After December 31, 2020, if the last reported price of an Atlas common share is at least 130% of the exchange price then in effect over a specified measurement period;
•If the trading price per $1,000 principal amount of Exchangeable Notes during a specified measurement period is less than 98% of the last reported sale price on Atlas common shares multiplied by the applicable exchange rate; and
•Upon the occurrence of certain significant corporate events, or in response to early redemption elected by the Company.
The exchange price is subject to anti-dilution and make-whole clauses.
The holders may require the Company to redeem the Exchangeable Notes held by them upon the occurrence of certain corporate events qualifying as a fundamental change in the business. The Company may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of an Atlas common share is at least 130% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100% of the principal amount, plus accrued and unpaid interest. The Exchangeable Notes mature on December 15, 2025, unless earlier exchanged, repurchased or redeemed.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

8. Long-term debt (continued):
(f) Senior Unsecured Exchangeable Notes (continued):
Upon issuance, the proceeds from the Exchangeable Notes were allocated between debt, measured at fair value of $195,000,000, and the value of the embedded exchange feature, valued at $6,250,000. The difference between the face value and carrying value of the debt reflects the debt discount, which is amortized through interest expense using an effective interest rate of 4.5%, over the remaining life of the debt. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021.
The embedded exchange feature is a derivative liability. This derivative liability is carried at fair value, remeasured at the end of each reporting period, with gains or losses on derivative instruments included in net earnings. The fair value of the embedded exchange feature derivative liability was $52,156,000 as of December 31, 2022.
Capped Call Transactions
In connection with the issuance of the Exchangeable Notes, the Company entered into capped call transactions with affiliates of certain of the initial purchasers of the Exchangeable Notes and other financial institutions, using $15,536,000 in proceeds from the issuance, to reduce the potential dilution to Atlas common shares upon any exchange of notes and/or offset any cash payments the Company is required to make upon exchange of the Exchangeable Notes, in excess of the principal amount. They may be settled in cash, shares, or a combination of cash and shares as determined by the settlement method of the Exchangeable Notes, at a strike price with underlying shares equal to that of the Exchangeable Notes and subject to anti-dilution adjustments substantially similar to those applicable to the Exchangeable Notes. The capped calls are exercisable up to a maximum price of $17.85 per share, subject to certain adjustments. The instruments expire on December 15, 2025.
The capped calls are carried at fair value as a derivative asset, remeasured at the end of each reporting period, with gains or losses on derivative instruments included in net earnings. The fair value of capped call derivative assets was $46,479,000 as of December 31, 2022.
(g) Senior Secured Notes:
In May 2021, the Company entered into a note purchase agreement to issue $500,000,000 of sustainability-linked, senior secured notes (the “Senior Secured Notes”) in a US private placement. The Senior Secured Notes comprise four series, each ranking pari passu with the Company’s existing and future debt financing program. The Series A, Series C and Series D Senior Secured Notes were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B Senior Secured Notes, which bear interest at 3.91% per annum and mature in 2031, were issued in August 2021. The Senior Secured Notes contain certain sustainability features and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
In May 2022, the Company entered into a note purchase agreement to issue, in a private placement, $500,000,000 aggregate principal amount of fixed-rate, sustainability-linked senior secured notes. The notes comprise of three series, with interest rates ranging from 5.15% to 5.49% and maturities ranging from September 2032 and September 2037. The notes were issued in August 2022.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

9. Operating lease liabilities:

	December 31, 2022	December 31, 2021
Operating lease commitments	$575.2	$785.1
Impact of discounting	(65.3)	(103.5)
Impact of changes in variable rates	(8.3)	30.8
Operating lease liabilities	501.6	712.4
Current portion of operating lease liabilities	(113.6)	(153.8)
Operating lease liabilities	$388.0	$558.6
Operating lease liabilities relate to vessel sale-leaseback transactions and other operating leases. Vessel sale-leaseback transactions under operating lease arrangements are, in part, indexed to three month LIBOR, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.
Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	December 31, 2022
	2022	2021
Lease costs:
Operating lease costs	$128.5	$160.2
Variable lease adjustments	(4.8)	(13.7)

Other information:
Operating cash outflow used for operating leases	116.5	143.2
Weighted average discount rate (1)	4.8%	4.8%
Weighted average remaining lease term	5 years	6 years
(1)The weighted average discount rate is based on a fixed rate at the time the lease was entered into and is adjusted quarterly as each lease payment is made.

In September 2021, an amendment was made to extend the lease term on an existing lease for an additional five years. The amendment resulted in the continuation of its treatment as an operating lease. The reassessment due to the modification resulted in an increase of $5,753,000 to lease liabilities and a corresponding increase to right-of-use assets.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

10.Finance lease liabilities:

	December 31, 2022	December 31, 2021
Finance lease liabilities	$222.2	$—
Current portion of finance lease liabilities	(222.2)	—
Long-term finance lease liabilities	$—	$—
During the year ended December 31, 2022, the Company exercised options under exiting lease financing arrangements to purchase four 10,000 TEU vessels. The purchases are expected to complete in January through September 2023, at the pre-determined purchase price of $52,690,000 per vessel.
As at December 31, 2022, the total remaining commitments related to financial liabilities of these vessels were approximately $225,117,000 (December 31, 2021 – nil), including imputed interest of $2,875,000 (December 31, 2021 – nil), repayable through 2023.
The weighted average interest rate on obligations related to finance leases as at December 31, 2022 was 5.9%.
11.Other financing arrangements:

	December 31, 2022	December 31, 2021
Other financing arrangements	$2,119.7	$1,363.1
Deferred financing fees	(31.9)	(23.3)
Other financing arrangements	2,087.8	1,339.8
Current portion of other financing arrangements	(147.5)	(100.5)
Other financing arrangements	$1,940.3	$1,239.3
The Company, through certain of its wholly-owned subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the acquisition of vessels.
Under these arrangements, the Company has agreed to transfer the vessels to the counterparties and lease the vessels back from the counterparties over the applicable lease term as a financing lease. In the arrangements where the shipbuilding contracts are novated to the counterparties, the counterparties assume responsibility for the remaining payments under the shipbuilding contracts.
In certain of the arrangements, the counterparties are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term, supervises the vessels’ construction before the lease term begins, if applicable, and/or is required to purchase the vessels from the counterparties at the end of the lease term. As a result, in most cases, the Company is considered to be the primary beneficiary of the counterparties and consolidates the counterparties for financial reporting purposes. In all cases, these arrangements are considered failed-sales. The vessels are recorded as an asset and the obligations under these arrangements are recorded as a liability. The terms of the leases are as follows:
(i)Leases for five 11,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a margin ranging from 2.65% to 3.30%. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. In October 2020, the Company made a prepayment of $71,084,000 on the remaining principal balance of one of the 11,000 TEU vessels under sales-leaseback financing arrangement. In January 2021, the Company made a payment of $69,166,000 to early terminate a sale-leaseback financing arrangement secured by one 11,000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement of $83,700,000, secured by the same 11,000 TEU vessel.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

11.Other financing arrangements (continued):
(ii)Leases for four 12,000 TEU vessels:
Under these arrangements, the counterparty has provided refinancing of $337,732,000. The 10-year lease terms began in March and April 2020, which were the vessels’ delivery dates. Lease payments include interest components based on one month LIBOR plus a 2.75% margin. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price.
(iii)Leases for two 13,400 TEU vessels:
Under these arrangements, the counterparty has provided refinancing of $138,225,000. The 10-year lease terms began in August and September 2020, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 2.75% margin. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price.
(iv)Leases for two 12,000 TEU vessels:
Under these arrangements, the counterparty has provided refinancing of $158,400,000. The 10-year and 12-year lease terms began in October and November 2020, respectively, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 2.75% margin. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. The Company has the option to purchase the vessels throughout their respective lease terms at a pre-determined purchase price.
(v)Leases for three vessels:
In April 2021, the counterparty provided refinancing of $235,000,000 in sale-leaseback financing for three vessels ranging in size between 10,000 TEU and 13,100 TEU. The lease terms, ranging between 96 and 162 months, began in April 2021. Lease payments include interest components based on one month LIBOR plus a 2.75% margin. The Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(vi) Leases for three 12,200 TEU vessels:
In April 2021, the counterparty provided sale-leaseback financing of $243,000,000. The 12-year lease term for the three vessels began in November 2021, April 2022, and May 2022, upon delivery of the vessels. Lease payments include interest components based on one month LIBOR plus a 2.95% margin. At delivery, the Company sells and leases the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(vii)Leases for two 12,200 TEU vessels:
In May 2021, the counterparty provided sale-leaseback financing of $162,000,000. The 10-year lease terms began in September and November 2021, which were the vessels’ delivery dates. Lease payments include interest components based on one month LIBOR plus a 2.95% margin. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(viii)Leases for six 7,000 TEU vessels:
In October 2021, the counterparty provided sale-leaseback financing of $445,000,000. Lease payments include interest components based on one month LIBOR plus a 2.45% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase two of the vessels at a pre-determined purchase price. For all six vessels, the Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2022, $49,417,000 has been drawn under this facility.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

11.Other financing arrangements (continued):
(ix)Leases for eight vessels:
In June 2021, the counterparty provided sale-leaseback financing of $895,320,000 for eight vessels ranging in size from 16,000 TEU to 24,000 TEU. Lease payments include interest components based on one month LIBOR plus a 2.80% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2022, $28,800,000 has been drawn under this facility.
(x)Leases for six 15,500 TEU vessels:
In August 2021, the counterparty provided sale-leaseback financing of $661,826,000. Lease payments include interest components based on one month LIBOR plus a 2.50% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2022, no amounts have been drawn under this facility.
(xi) Leases for six 15,000 TEU and four 7,000 TEU vessels:
In November 2021, the counterparty provided sale-leaseback financing of $889,651,000. Lease payments include interest components based on one month LIBOR plus a 2.45% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2022, no amounts have been drawn under this facility.
(xii) Leases for two 12,000 TEU vessels
During the year ended December 31, 2022, the Company completed a sale-leaseback for two vessels for proceeds of $226,000,000. The 13.25 year lease term for each vessel began in October and November 2022, at the vessels’ delivery date. Lease payments include interest components based on three month SOFR plus a credit spread and a 1.8% margin. The Company has the option to purchase each vessel either 5 years or 7 years and 11 months after its delivery date at a pre-determined purchase price.
(xiii)Leases for four 11,800 TEU and four 15,000 TEU vessels
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 8(b)). Upon delivery of each vessel during the year ended December 31, 2022, the pre-delivery financing was replaced with sale-leaseback financing for five vessel for proceeds of $468,600,000. The 14 year lease term for each vessel began during June through October 2022 at the vessels’ delivery date. Lease payments include interest components based on daily SOFR plus a credit spread and margin of 1.4%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchase price.
In May 2021, the Company repaid $59,300,000 upon early termination of a sale-leaseback financing arrangement secured by a 13,100 TEU vessel.
The weighted average rate of interest, including the margin, was 6.62% at December 31, 2022 (2021 – 3.08%).
Based on amounts funded, payments due to the counterparties are as follows:

2023	$148.2
2024	151.1
2025	147.2
2026	145.3
2027	146.6
Thereafter	1,381.3
$2,119.7

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years Ended December 31, 2022, 2021 and 2020

12.Share Capital:
On February 27, 2020, the Company completed a Reorganization whereby it became a wholly owned subsidiary of Atlas, a newly formed entity, to establish a holding company structure. Holders of the Company’s common and preferred shares became holders of Atlas common and preferred shares, as applicable, on a one-for-one basis, maintaining the same number of shares, ownership percentage and associated rights and privileges as they held of Seaspan immediately prior to the Reorganization. The Company’s common shares and preferred shares were cancelled and re-issued to Atlas as common shares. All outstanding common shares held in treasury were cancelled. In addition, as part of the Reorganization, the Company's warrants were assumed by Atlas pursuant to an assignment and assumption agreement and are now exercisable for Atlas common shares.
The Company has 425,000,100 (2021 – 425,000,100) common shares and 150,000,000 (2021 – 150,000,000) preferred shares authorized with par value $0.01 per share at December 31, 2022.
13.Share-based compensation:
In December 2005, Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan, which was administered by the Company’s board of directors and, under which its officers, employees and directors could be granted options, restricted shares, phantom share units and other stock-based awards as determined by the Company’s board of directors. Upon consummation of the Reorganization, Atlas assumed the Company’s equity-based compensation plans, including the Seaspan Corporation Stock Incentive Plan, which was amended and restated as the Atlas Corp. Stock Incentive Plan. Awards previously granted under the Seaspan Corporation Incentive Plan are now exercisable for Atlas common shares instead of Seaspan common shares. Any future share-based compensation granted to the Company’s employees will be issued through the Atlas Plan.

	Restricted shares		Phantom share units		Restricted stock units		Stock options
	Number	W.A. grant	Number	W.A. grant	Number	W.A. grant	Number	W.A. grant
	of shares	date FV	of units	date FV	of units	date FV	of options	date FV

December 31, 2019	67,400	$8.15	507,001	$12.53	576,964	$8.01	500,000	$2.45
Granted	51,492	13.41	—	—	1,824,786	7.83	1,500,000	2.57
Vested or exchanged	(67,400)	8.15	(20,000)	6.85	(313,231)	9.32	—	—
Cancelled	(51,492)	13.41	—	—	(79,635)	9.84	—	—
December 31, 2020	—	$—	487,001	$12.76	2,008,884	$7.57	2,000,000	$2.51
Granted	—	—	—	—	807,277	13.44	—	—
Vested or exchanged	—	—	—	—	(322,100)	10.22	—	—
Cancelled	—	—	—	—	(27,333)	12.14	—	—
December 31, 2021	—	$—	487,001	$12.76	2,466,728	$9.10	2,000,000	$2.51
Vested and excercisable, December 31, 2021	—	$—	487,001	$12.76	—	$—	600,000	$2.55
Granted	1,500,000	$11.12	—	$—	306,230	$14.45	—	$—
Vested and exercised	(1,500,000)	11.12	(32,001)	16.37	(1,067,054)	9.36	—	—
Cancelled	—	—	—	—	(70,128)	7.21	—	—
December 31, 2022	—	$—	455,000	$12.51	1,635,776	$8.60	2,000,000	$2.54
Vested and excercisable, December 31, 2022	—	$—	455,000	$12.51	—	$—	1,000,000	$2.56
(a)Restricted Shares
In June 2022, the Company granted 1,500,000 unrestricted, fully vested shares to the Company's chief executive officer with a requisite service period until December 27, 2027. From the grant date to December 31, 2022, if the chief executive officer resigns without good reason or his employment is otherwise terminated under circumstances, the shares will be forfeited and must be returned to the Company.
(b)Restricted stock units:
The restricted stock units generally vest over two or five years, in equal tranches. Upon vesting of the restricted stock units, the participant will receive common shares.
During the year ended December 31, 2022, the Company granted certain members of senior management 306,230 restricted stock units. The restricted stock units generally vest over two years, in equal tranches and have a grant date fair value of $14.45 per unit.
During the year ended December 31, 2021, the Company granted certain executive officers 550,000 restricted stock units. The restricted stock units vest in five tranches annually beginning on January 3, 2022 and have a grant date fair value of $13.44 per unit.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

14.Other information:
(a)Accounts payable and accrued liabilities:
The principal components of accounts payable and accrued liabilities are:

	December 31, 2022	December 31, 2021
Accrued interest	$59.7	$41.8
Accounts payable and other accrued liabilities	115.8	94.9
	$175.5	$136.7
(b)Supplemental cash flow information:

	2022	2021	2020
Interest paid	$241.5	$136.5	$142.6
Interest received	5.5	0.4	1.5
Undrawn credit facility fee paid	21.4	1.9	0.5
Non-cash investing and financing transactions:
Dividend reinvestment	—	—	0.1
Non-cash dividend to Atlas	17.1	—	20.0
Commencement of sales-type lease	—	343.9	57.0
Reclassification on lease modification	—	—	377.4
Change in right-of-use assets and operating lease liabilities	127.2	5.8	—
Prepayments transferred to vessels upon vessel delivery	—	12.7	46.8
Interest capitalized on vessels under construction	2.8	4.0	—
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2022	2021	2020
Cash and cash equivalents	$150.7	$169.0	$243.5
Restricted cash included in prepaid and other	—	—	—
Total cash, cash equivalents and restricted cash	$150.7	$169.0	243.5

15.Revenue:
For the year ended December 31, 2022, 2021 and 2020, revenue consists of:

	2022	2021	2020
Time charter revenue	$1,457.0	$1,409.9	$1,180.0
Interest income from leasing	73.8	46.1	40.5
Other	24.8	14.3	10.3
	$1,555.6	$1,470.3	$1,230.8

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

15.Revenue (continued):
At December 31, 2022, the minimum future revenues to be received on committed operating leases and interest income to be earned from direct financing leases are as follows:

	Operating lease (1)	Finance lease (2)	Total committed revenue
2023	$1,526.4	$75.5	$1,601.9
2024	1,500.7	72.4	1,573.1
2025	1,231.3	69.1	1,300.4
2026	950.4	66.7	1,017.1
2027	516.9	64.2	581.1
Thereafter	663.3	458.7	1,122.0
	$6,389.0	$806.6	$7,195.6
(1)Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
16.Commitments and contingencies:
(a)Operating leases:
As at December 31, 2022, the commitment under operating leases for vessels is $571,908,000 for the years from 2022 to 2029 and for other operating leases is $3,307,000 for the years from 2021 to 2024. Total commitments under these leases are as follows:

2023	$115.6
2024	114.7
2025	118.0
2026	116.8
2027	80.0
Thereafter	30.1
$575.2
For operating leases indexed to three month LIBOR, commitment under these leases are calculated using the LIBOR in place as at December 31, 2022 for the Company.
(b) Vessel commitment:
As at December 31, 2022, the Company had entered into agreements to acquire 58 vessels (December 31, 2021 – 67 vessels).
The Company has outstanding commitments for installment payments as follows:

2023	$2,438.1
2024	2,713.7
Total	$5,151.8

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

17.Concentrations:
The Company’s revenue is derived from the following customers:

	2022	2021	2020
COSCO	$454.8	$492.2	$401.1
Yang Ming Marine	241.7	249.9	255.7
ONE	254.3	255.2	237.3
Hapag-Lloyd	140.6	116.4	83.6
Other	464.2	356.6	253.1
	$1,555.6	$1,470.3	$1,230.8
18.Financial instruments:
(a)Fair value:
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
As of December 31, 2022, the fair value of the Company’s revolving credit facilities and term loans excluding deferred financing fees was $1,066,480,000 (December 31, 2021 – $2,113,824,000) and the carrying value was $1,132,488,000 (December 31, 2021 – $2,128,629,000). As of December 31, 2022, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $2,061,863,000 (December 31, 2021 – $1,419,508,000) and the carrying value was $2,119,657,000 (December 31, 2021 – $1,363,098,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of December 31, 2022, the fair value of the Company’s senior unsecured notes was $1,230,621,000 (December 31, 2021 – $1,291,476,000) and the carrying value was $1,250,000,000 (December 31, 2021 – $1,250,000,000). The fair value of the Company’s Exchangeable Notes was $195,478,000 (December 31, 2021 – $209,566,000) and the carrying value was $201,250,000 (December 31, 2021 - $201,250,000) or $201,250,000 (December 31, 2021 – $196,177,000), net of debt discount. The fair value of the Company’s Senior Secured Notes was $937,455,000 and the carrying value was $1,000,000,000. The fair value is calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts are categorized as Level 2 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.
The exchange feature embedded in the Exchangeable Notes and capped calls entered into in connection with the Exchangeable Notes are derivatives measured at fair value at the end of each reporting period. The embedded exchange feature derivative is measured at fair value using a partial differential equation, with a Monte Carlo model for certain features. The capped call derivative is measured at fair value using a binomial tree. These models utilize observable and unobservable market data, including stock price, expected volatility, risk-free interest rate and expected dividend yield, as applicable. The embedded exchange feature and capped call derivatives are classified as Level 3 as the Company uses expected volatility that is unobservable and significant to the valuation. In general, an increase in Atlas’s stock price or stock price volatility will increase the fair value of the embedded exchange feature and capped call derivatives which will result in an increase in loss and gain, respectively. As time to the expiration of the derivatives decreases, the fair value of the derivatives will decrease. The volatility used as of December 31, 2022, for the capped call was 18.82%. The credit spread used as of December 31, 2022 for the embedded exchange feature was 0.47%.
The fair value of the capped calls resulting from a 10% increase and decrease in volatility is $51,520,000 and $39,480,000, respectively. The fair value of the embedded exchange feature resulting from a 0.3% increase and decrease in credit spread is $53,727,000 and $50,568,000, respectively.
Unobservable inputs for recurring and non-recurring Level 3 disclosures are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

18.Financial instruments (continued):
(b) Interest rate swap derivatives:
The Company uses interest rate derivative financial instruments, consisting of interest rate swaps, to manage its interest rate risk associated with its variable rate debt. If interest rates remain at their current levels, the Company expects that $891,000 and $32,721,000 would be paid and received in cash, respectively, in the next 12 months on instruments maturing after December 31, 2022. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
As of December 31, 2022, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2022	Maximum notional amount(1)	Effective date	Ending date
1.9250%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	234.9	234.9	September 6, 2007	May 31, 2024
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
1.6850%	100.0	100.0	November 14, 2019	May 15, 2024
0.6300%	84.0	84.0	January 21, 2021	October 14, 2026
0.6600%	84.0	84.0	February 4, 2021	October 14, 2026
1.6490%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	24.3	24.3	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
In July 2022, the Company early terminated a swap with a notional amount of $125,000,000 and fixed rate of 0.7270%.
(c) Financial instruments measured at fair value:
The following provides information about the Company’s derivatives:

	December 31, 2022	December 31, 2021
Derivative assets
Interest rate swaps	$107.1	$6.1
Capped call derivative asset	46.4	42.9
Derivative liabilities
Interest rate swaps	1.5	28.5
Derivative embedded exchange feature	52.2	38.0
There are no amounts subject to the master netting arrangements in 2022 or 2021.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2022, 2021 and 2020

18.Financial instruments (continued):
(c) Financial instruments measured at fair value (continued):
The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2022	2021	2020
(Earnings) losses recognized in net earnings:
(Gain) loss on interest rate swaps(1)	$(120.6)	$(14.0)	$36.4
(Gain) on derivative put instrument	—	(0.1)	(0.9)
(Gain) on capped call derivative asset	(3.6)	(23.7)	(3.7)
Loss (gain) on derivative embedded exchange feature	14.2	32.0	(0.3)
Loss reclassified from AOCL to net earnings(2)
Interest expense	—	0.2	0.3
Depreciation and amortization	1.0	1.0	1.0
(1)For the years ended December 31, 2022, 2021 and 2020, cash flows related to actual settlement of interest rate swaps were $12,722,000, $26,758,000, and $21,789,000. These are included in investing activities on the consolidated statements of cash flows.
(2)The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive loss until September 30, 2008 when these contracts were voluntarily de-designated as accounting hedges. The amounts in accumulated other comprehensive loss are recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,019,000.
19.Subsequent events:
(a)On January 13, 2023, in connection with its exercise under an existing lease financing agreement, the Company purchased a 10,000 TEU vessel at a pre-determined purchase price of $52,690,000.
(b)On January 17, 2023, the Company completed the sale of one 4,250 TEU vessel with gross proceeds of $21,600,000. Seaspan will continue to act as a third-party vessel manager for this vessel.
(c)In February 2023, the Company accepted the delivery of one 15,000 TEU newbuild vessel, which commenced a 12-year charter upon delivery.
(d)On March 3, 2023, the Company entered into amendments and restatements of the senior secured loan facilities and intercreditor and proceeds agreement that comprise its vessel portfolio financing program to, among other things, (i) increase the commitments under the bank loan facilities by $250,000,000, $200,000,000 of which were drawn immediately and $50,000,000 of which may be drawn by the Company on or before September 3, 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with the Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.
(e)On March 14, 2023, the Company declared dividends of $36,000,000 on its common shares to Atlas which is to be paid on March 24, 2023.

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the audited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements and related notes for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on an Atlas Corp. Form 20-F. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.

Overview
General
Seaspan was incorporated on May 3, 2005, in the Republic of the Marshall Islands. Seaspan is a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 1, 2023, we operated a fleet of 132 vessels that have an average age of approximately eight years, on a TEU weighted basis.
Customers for our operating fleet as at March 1, 2023 are as follows:

Customer for Current Fleet	Number of vessels under charter	TEUs under charter
CMA CGM	14	148,200
COSCO	25	231,000
Hapag-Lloyd	15	120,300
Maersk	19	86,250
MSC	11	127,000
ONE	26	246,380
Yang Ming Marine	15	210,000
ZIM	7	60,700
Total	132	1,229,830

Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”.
The following table summarizes key facts regarding Seaspan’s fleet as of December 31, 2022:

Vessel Class (TEU)	# Vessels	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	Days Off-Hire(7)	Total Ownership Days(8)
2500-3500(2)	14	6	14.6	2.2	$17.4	83	5,110
4250-5100(3)	22	15	14.7	2.3	20.7	271	9,336
8500-9600(4)	18	11	12.9	3.1	39.8	126	6,570
10000-11000(5)	33	4	7.2	3.6	33.9	17	12,045
11800-13400(6)	27	0	5.7	6.6	40.1	61	8,149
14000+	18	2	6.2	4.2	47.7	152	6,286
Total/Average	132	38	8.2	3.9	$33.7	710	47,496
(1)Excludes options to extend charter.
(2)Includes 2 vessels on bareboat charter
(3)Includes one asset held for sale
(4)Includes 3 vessels on bareboat charter
(5)Includes 8 vessels on bareboat charter
(6)Includes 6 vessel on bareboat charter
(7)Off-Hire days includes scheduled and unscheduled days related to vessels being off-charter during the year ended December 31, 2022.
(8)Ownership Days during the year ended December 31, 2022 for time charters and bareboat charters excludes days prior to the initial charter hire date.

Recent Developments in 2022 and 2023
Shipbuilding Contracts for Newbuild Containerships
As of December 31, 2022, Seaspan entered into agreements with shipyards to build 58 newbuild containerships, as summarized in the following table:

	Newbuilds	Total TEU	Month Acquired
24,000 TEU	2	48,000	February 2021
15,000 TEU LNG	10	150,000	February 2021
15,000 TEU	3	45,000	February 2021
16,000 TEU	9	144,000	March 2021
15,500 TEU	6	93,000	March 2021
15,000 TEU	3	45,000	June 2021
7,000 TEU LNG	15	105,000	July and September 2021
7,000 TEU	10	70,000	August 2021
Total	58	700,000
These vessels will commence long-term charters with leading global liner companies, some of which are subject to vessel purchase options or obligations at the conclusion of their respective charters.
Vessel Acquisitions and Deliveries
During the year ended December 31, 2022, we took delivery of nine vessels. The additions to our fleet are summarized below.

Vessel	Year Built	Vessel Class (TEU)	Purchase price (in millions of US dollars)	Delivery Date
MSC Eugenia	2022	12,200	$84.0	April 2022
MSC Cassandre	2022	12,200	84.0	May 2022
ONE Parana	2022	11,800	86.5	June 2022
ONE Magdalena	2022	11,800	86.5	June 2022
ONE Orinoco	2022	11,800	86.5	August 2022
ONE Amazon	2022	11,800	86.5	September 2022
ONE Freedom	2022	15,000	115.1	October 2022
ZIM USA	2022	11,800	113.0	October 2022
ZIM Canada	2022	11,800	113.0	November 2022

In February 2023, the Company accepted the delivery of one newbuild 15,000 TEU vessel, which commenced a 12-year charter upon delivery.
Vessel sales
During the year ended December 31, 2022, the Company sold 10 vessels for gross proceeds of $257.1 million and recognized a loss on sale of $4.0 million. The Company continues to manage the ship operation of seven of these vessels pursuant to management agreements entered into in connection with the sales. As of December 31, 2022, the Company had also entered into an agreement for one additional vessel sale, subject to closing conditions. The sale closed in January 2023 for gross proceeds of $21.6 million resulting in $2.9 million gain on sale. The Company will continue to act as a third-party vessel manager for this vessel.
Financing Developments
In February 2022, the Company entered into a $250.0 million 3-year sustainability-linked unsecured revolving credit facility, to be used to fund vessels under construction and secondhand vessel acquisitions and for general corporate purposes (the “2022 RCF”). The 2022 RCF replaces the Company’s $150.0 million 2-year unsecured revolving credit facility and bears interest at market rate. To date, the Company has not drawn on the 2022 RCF.
In May 2022, the Company entered into a note purchase agreement to issue $500.0 million of sustainability-linked, senior secured notes (the “Senior Secured Notes”) in a US private placement. The Senior Secured Notes comprise three series, each ranking pari passu with the Company’s existing and future portfolio vessel financing program. The Series A, Series B and Series C Senior Secured Notes were issued in August 2022, with interest rates ranging from 5.15% to 5.49% and maturities from September

2032 to September 2037. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on the Company’s achievements relative to certain key performance indicators. The financing is secured by the Company’s vessel portfolio financing program. The Senior Secured Notes were issued on August 3, 2022. During August, the Company partially used proceeds from the financing to pay down approximately $240 million of existing debt under the portfolio financing program, with the remaining proceeds intended to be used to fund capital expenditures, transaction costs, and for other general corporate purposes.

During the year ended December 31, 2022, the Company exercised options to purchase four 10,000 TEU vessels at a predetermined purchase price of $52.7 million per vessel. The purchase for one vessel was completed in January 2023 and the purchase for the remaining three vessels are expected to complete in April through September 2023.

In October 2022, the Company completed its planned upgrade of a previously signed $1.1 billion bank loan financing into a $1.5 billion ECA-Backed JOLCO financing (the “Financing Upgrade”). Proceeds remain intended to finance the Company’s package of 15 7,000 TEU newbuild vessels. This marks the Company’s third ECA-JOLCO transaction. The Financing Upgrade increases the proceeds raised and significantly lowers the cost of capital through partnership with Sinosure, a Chinese ECA, and a tranche of fixed-rate capital from Japanese investors. The financing carries a 12-year tenor.
Enhancement of the Company’s Vessel Portfolio Financing Program
On March 3, 2023, the Company entered into amendments and restatements of the senior secured loan facilities and intercreditor and proceeds agreement that comprise its vessel portfolio financing program to, among other things, (i) increase the commitments under the bank loan facilities by $250.0 million, $200.0 million of which were drawn immediately and $50.0 of which may be drawn by the Company on or before September 3, 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with Secured Overnight Financing Rate as the reference interest rate, (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.
Joint Venture Agreement
In March 2022, the Company entered into a joint venture agreement to form a procurement joint venture with a leading independent ship management company to leverage the combined purchasing power of the partners and their respective affiliates to procure products and services. The business of the joint venture may be expanded in future to include offering procurement services to third party customers and any other business as may be agreed between the partners.
Changes to Senior Management
In February 2022, Karen Lawrie resigned as General Counsel of Atlas and Seaspan.
In June 2022, Tina Lai resigned as Cheif Human Resources Officer of Atlas and Seaspan. In August 2022, Sarah Pybus resigned as Compliance Officer of Atlas and Andrew Derksen was appointed as General Counsel of Atlas and Seaspan with retroactive effect as of August 5, 2022.
Merger Agreement
On October 31, 2022, Atlas entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Poseidon and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Atlas, with Atlas continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”). Poseidon is an entity formed by certain affiliates of Fairfax, certain affiliates of the Washington Family (“Washington”), David Sokol, the Chairman of the board of Atlas, Ocean Network Express Pte. Ltd., and certain of their respective affiliates (collectively, the “Consortium”). As of December 31, 2022, the Consortium collectively held approximately 69.7% of Atlas’ outstanding common shares. The consummation of the Merger is conditioned on, among certain other closing conditions, including receipt of required regulatory approvals and third-party consents, adoption of the Merger Agreement by holders of at least (x) a majority of the voting power of Atlas’ issued and outstanding common shares other than those held by any member of the Consortium, Merger Sub, any of Atlas’ executive officers or directors, or any of their respective affiliates, associates or immediate family members and (y) a majority of the voting power of Atlas’ issued and outstanding common shares entitled to vote thereon at a meeting of Atlas’ shareholders or any adjournment or postponement thereof (the “Company Shareholder Approval”). On February 24, 2023, the Company Shareholder Approval was obtained at an annual meeting of shareholders of Atlas. Subject to the satisfaction or waiver of the remaining closing conditions set forth in the Merger Agreement, the Merger is expected to close in the first half of 2023.

Impact of COVID-19 on our Business
Since early 2020, the COVID-19 pandemic has had significant impacts on global demand on seaborne transportation, but such impacts on demand have largely subsided. On the other hand, costs of operations have increased due to COVID-19’s impact on supply chains, on workers’, surveyors’ and other specialists’ access to the shipyards to complete repairs and inspections, and on the ability to conduct crew transfers. The average daily operating cost per vessel per day for vessels on time charter for the year ended December 31, 2022 increased to $7,217 compared to $6,766 per vessel per day for the year ended December 31, 2021. To mitigate, we have made logistical changes and worked with vendors to ensure continued access to equipment and supplies. We have also intentionally delayed or altered plans for repairs and vessel projects where practicable. For our crew, we have developed and implemented extended onboard management procedures and we have prepared response plans should any crew member fall ill onboard. In addition, although embarkation and disembarkation of seafarers remains challenging and there are increased costs associated, we are conducting crew changes at ports where transfers are permitted. Management has obtained agreements from certain charterers to alter trading routes to facilitate crew changes. Some of our office staff continue to work remotely, but many have started to return to our physical offices. The return to office is being done on a gradual basis, as local health authorities ease COVID-19 related restrictions. During 2022, there was no meaningful increase in costs or expenses resulting from measures to facilitate remote working.
We continuously monitor the developing situation, as well as our customers’ response thereto, and make all necessary preparations to address and mitigate, to the extent possible, any further impact of COVID-19 to our Company.
Impact of Recent Developments in Ukraine
In February 2022, as a result of the invasion of Ukraine by Russia (the “Russia-Ukraine Conflict”), economic sanctions were imposed by the U.S., the EU, the U.K. and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. While it is difficult to estimate the impact of current or future sanctions on the Company’s business and financial position, these sanctions could adversely impact the Company’s operations and/or financial results. In the near term, we expect increased volatility in the region due to these geopolitical events and, with the support of our customers, our vessels have ceased trading to Russia for the time being. We also anticipate we could face challenges to recruit seafarers in sufficient numbers to replace Ukrainians seafarers who are not able or permitted to leave their country, given that Ukrainians constitute a significant number of our seafarers. Finally, we expect that the Russia-Ukraine Conflict may exacerbate market volatility, and may impact access to and pricing of capital. For more information regarding the risks relating to economic sanctions as a result of Russia’s invasion of Ukraine as well as the impact on retaining and sourcing our crew, see “Item 3. Key Information—D. Risk Factors” in Atlas' Annual Report for the year ended December 31, 2022.

Results of Operations
Year Ended December 31, 2022, Compared with Year Ended December 31, 2021
The following tables summarize Seaspan’s consolidated financial results for the years ended December 31, 2022, and 2021.

Consolidated Financial Summary (in millions of US dollars)	December 31,
	2022	2021
Revenue	$1,555.6	$1,470.3
Ship operating expense	309.2	289.3
Depreciation and amortization expense	327.5	307.9
General and administrative expense	50.1	42.4
Operating lease expense	120.3	143.0
Operating earnings	744.5	703.6
Interest expense	219.4	178.8
Net earnings	610.5	394.5
Cash from operating activities	885.0	860.0

Operating Results
Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.
Total Ownership Days increased by 164 days for the year ended December 31, 2022, compared to 2021. The increase was due to the delivery of nine vessels after December 31, 2021, which contributed 1,294 days, offset by 2,645 fewer ownership days from the sale of 11 vessels. Additionally, full year benefits from the seven vessels delivered during 2021 which have full ownership days in 2022 contributed 1,515 days.
Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days. The following table summarizes Seaspan’s Vessel Utilization for the year ended December 31, 2022, and its comparative quarters:

	2021				2022				YTD
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2021	2022
Vessel Utilization:
Time Charter Ownership Days (1)	10,318	10,609	10,946	10,885	10,575	10,291	10,042	10,316	42,758	41,224
Bareboat Ownership Days (1)	1,112	1,092	1,105	1,265	1,350	1,474	1,700	1,748	4,574	6,272
Total Ownership Days	11,430	11,701	12,051	12,150	11,925	11,765	11,742	12,064	47,332	47,496
Less Off-Hire Days:
Scheduled Dry-Docking	(63)	(111)	(123)	(95)	(63)	(129)	(155)	(168)	(392)	(515)
Unscheduled Off-Hire (2)	(25)	(60)	(44)	(93)	(119)	(71)	(5)	(8)	(222)	(203)
Ownership Days On-Hire	11,342	11,530	11,884	11,962	11,743	11,565	11,582	11,888	46,718	46,778
Vessel Utilization	99.2%	98.5%	98.6%	98.5%	98.5%	98.3%	98.6%	98.5%	98.7%	98.5%
(1)Ownership Days for time bareboat charters exclude days prior to the initial charter hire date.
(2)Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization decreased for the year ended December 31, 2022, compared to 2021. The decrease was primarily due to an increase in the number of Scheduled Dry-Docking days.
During the year ended December 31, 2022, we completed dry-dockings for three 14,000 TEU vessels, one 11,920 TEU vessel, one 9,500 TEU vessel, two 8,500 TEU vessels, one 5,100 TEU vessel, two 4,500 vessels, two 4,250 vessels and two 3,500 TEU vessels. During the year ended December 31, 2021, we completed dry-dockings for four 10,000 TEU vessels, three 4,500 TEU vessels, eight 4,250 TEU vessels and three 2,500 TEU vessels.

Newbuild Vessels
The following table summarizes key facts regarding our 58 newbuild vessels totaling 700,000 TEU as of December 31, 2022:

Hull Number	Vessel Class (TEU)	Expected Delivery Date	Charterer	Length of Charter(1)	Charter Type
2338	24,000	Aug-23	MSC	18 years	Bareboat Charter
2339	24,000	Sep-23	MSC	18 years	Bareboat Charter
H1845A	15,500	Aug-23	Maersk	Minimum 84 months and up to 96 months	Time Charter
H2760	15,500	Oct-23	Maersk	Minimum 84 months and up to 96 months	Time Charter
H2761	15,500	Dec-23	Maersk	Minimum 84 months and up to 96 months	Time Charter
H1846A	15,500	Dec-23	ONE	5 years	Time Charter
H1847A	15,500	May-24	ONE	5 years	Time Charter
H2762	15,500	Mar-24	ONE	5 years	Time Charter
1344	16,000	Jul-24	MSC	18 years	Bareboat Charter
1360	16,000	Dec-23	MSC	18 years	Bareboat Charter
1361	16,000	Feb-24	MSC	18 years	Bareboat Charter
1345	15,000	Apr-24	ONE	5 years	Time Charter
1346	15,000	May-24	ONE	5 years	Time Charter
1347	15,000	Jun-24	ONE	5 years	Time Charter
1341	15,000	Apr-23	ONE	Minimum 60 months and up to 64 months	Time Charter
1342	15,000	May-23	ONE	Minimum 60 months and up to 64 months	Time Charter
1343	15,000	Jul-23	ONE	Minimum 60 months and up to 64 months	Time Charter
2434	15,000	Feb-23	ZIM	12 years	Time Charter
2435	15,000	Mar-23	ZIM	12 years	Time Charter
2436	15,000	Apr-23	ZIM	12 years	Time Charter
2437	15,000	May-23	ZIM	12 years	Time Charter
2438	15,000	Jul-23	ZIM	12 years	Time Charter
2444	15,000	Sep-23	ZIM	12 years	Time Charter
2445	15,000	Nov-23	ZIM	12 years	Time Charter
2446	15,000	Nov-23	ZIM	12 years	Time Charter
2447	15,000	Dec-23	ZIM	12 years	Time Charter
2448	15,000	Jan-24	ZIM	12 years	Time Charter
1362	16,000	Mar-24	MSC	18 years	Bareboat Charter
1363	16,000	Apr-24	MSC	18 years	Bareboat Charter
1364	16,000	Apr-24	MSC	18 years	Bareboat Charter
1365	16,000	Jun-24	MSC	18 years	Bareboat Charter
1384	16,000	Aug-24	MSC	18 years	Bareboat Charter
1385	16,000	Sep-24	MSC	18 years	Bareboat Charter
1369	7,000	Oct-23	ZIM	12 years	Time Charter
1370	7,000	Nov-23	ZIM	12 years	Time Charter
1371	7,000	Dec-23	ZIM	12 years	Time Charter
1372	7,000	Jan-24	ZIM	12 years	Time Charter
1373	7,000	Feb-24	ZIM	12 years	Time Charter
1386	7,000	Apr-24	ZIM	12 years	Time Charter
1387	7,000	May-24	ZIM	12 years	Time Charter
1388	7,000	Jun-24	ZIM	12 years	Time Charter
1389	7,000	Jun-24	ZIM	12 years	Time Charter
1390	7,000	Aug-24	ZIM	12 years	Time Charter
1394	7,000	Oct-24	ZIM	12 years	Time Charter
1395	7,000	Nov-24	ZIM	12 years	Time Charter

Hull Number	Vessel Class (TEU)	Expected Delivery Date	Charterer	Length of Charter(1)	Charter Type
1396	7,000	Nov-24	ZIM	12 years	Time Charter
1397	7,000	Dec-24	ZIM	12 years	Time Charter
1398	7,000	Dec-24	ZIM	12 years	Time Charter
H1562	7,000	Apr-24	ONE	10 years	Time Charter
H1563	7,000	May-24	ONE	10 years	Time Charter
H1564	7,000	Jun-24	ONE	10 years	Time Charter
H1565	7,000	Jul-24	ONE	10 years	Time Charter
H1566	7,000	Jul-24	ONE	10 years	Time Charter
H1567	7,000	Aug-24	ONE	10 years	Time Charter
H1568	7,000	Sep-24	ONE	10 years	Time Charter
H1569	7,000	Sep-24	ONE	10 years	Time Charter
H1570	7,000	Oct-24	ONE	10 years	Time Charter
H1571	7,000	Nov-24	ONE	10 years	Time Charter
(1)Excludes all option periods in the charterer’s option.

Gross Contracted Cash Flows – Undelivered Vessels

As of December 31, 2022, the gross contracted cash flows for 58 undelivered vessels is summarized below:

(in millions of USD)
2023	$304.3
2024	841.1
2025	841.6
2026	841.6
2027	841.6
Thereafter	6,225.4
$9,895.6

Financial Results Summary
Revenue
Revenue increased by 5.8% to $1,555.6 million for the year ended December 31, 2022 compared to 2021. The increase is largely driven by delivery of newbuild vessels in the current year and a full year impact of the deliveries from 2021, offset by vessel sales during the year.
Ship Operating Expense
Operating expense increased by 6.9% to $309.2 million for the year ended December 31, 2022 compared to 2021. The increase was primarily due to a growth of our operating fleet due to seven vessel deliveries in the current year and a full year impact of four vessels delivered in 2021 and pre-existing purchase options being exercised in January 2022 through August 2022 for four vessels, offset by 10 vessel sales in the year.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 6.4% to $327.5 million for the year ended December 31, 2022 compared to 2021. The increase was primarily due to the delivery of seven newbuild vessels and the lease reclassification from operating to financing for four vessels, offset by the impact of 10 vessel sales in the year.
General and Administrative Expense
General and administrative expense increased by 18.2% to $50.1 million for the year ended December 31, 2022 compared to 2021. The increase was primarily due to an increase in general corporate expenses including non-cash share-based compensation.
Operating Lease Expense
Operating lease expense decreased by 15.9% to $120.3 million for the year ended December 31, 2022 compared to 2021. The decreases were primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised in January 2022 through August 2022 for four vessels.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense increased by 22.7% to $219.4 million for the year ended December 31, 2022 compared to 2021. The increase was primarily due to higher interest rates, higher balances related to other financing arrangements from vessel deliveries and an increase in finance leases (which were previously classified as operating leases).
Gain on Derivative Instruments
The change in fair value of derivative instruments resulted in a gain of $110.0 million for the year ended December 31, 2022. The gain for the period is primarily due to an increase in the LIBOR forward curve as a result of central bank monetary policy changes and offset by swap settlements. Based on current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $62.4 million.
The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points. The fair value of our interest rate swaps is also impacted by changes in the company-specific credit risk included in the discount factor. We discount our derivative instruments in a liability position with reference to the corporate Bloomberg industry yield curves and the fair value of our interest rate swaps in an asset position is discounted by the counterparty credit risk.
In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.
Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in Atlas’ 2022 Annual Report on form 20-F for additional information.

Liquidity and Capital Resources
Liquidity
As of December 31, 2022, we have total liquidity of $800.7 million, consisting of $150.7 million of cash and cash equivalents and $650.0 million of undrawn commitments under available revolving credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessels under construction, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, vessel purchase commitments, lease payments and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our notes, the potential future redemption of Atlas’ preferred shares and payments on our other financing arrangements. Please read note 8 “Long-term debt”, note 9 “Operating lease liabilities”, note 10 “Finance lease”, and note 11 “Other financing arrangements” in our year ended Consolidated Financial Statements for additional information.
We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities and other financing arrangements. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.
The following table summarizes our liquidity as of December 31, 2022 and 2021:

(in millions of US dollars)	December 31,		Change
	2022	2021	$	%
Cash and cash equivalents	$150.7	$169.0	$(18.3)	(11)%
Undrawn revolving credit facilities	650.0	550.0	100.0	18%
Total liquidity	800.7	719.0	81.7	11%
Total committed and undrawn newbuild financings	6,120.9	5,974.7	146.2	2%
Total liquidity including newbuild financings	$6,921.6	$6,693.7	$227.9	3%

As of December 31, 2022, the Company’s liquidity was sufficient to meet near-term requirements. As of December 31, 2022 the Company had consolidated liquidity of $800.7 million, excluding $6,120.9 million of committed but undrawn financings related to our newbuild vessels, which represents an increase from $719.0 million in the prior 2021 period, driven primarily by an increase in undrawn revolving credit facilities of $100 million.
Unencumbered Assets
The Company’s growing base of unencumbered assets is a fundamental objective to achieving an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that its unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at December 31,
(in millions of USD)	2018	2019	2020	2021	2022
Number of Vessels	31	28	31	36	38
Net Book Value	$912	$859	$1,109	$1,369	$1,847
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of December 31, 2022, the Company had total gross contracted cash flows of $18.0 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers.

As of December 31, 2022, minimum future revenues on committed operating leases were as follows:

(in millions of USD)	Operating lease revenue(1)
2023	$1,526.4
2024	1,500.7
2025	1,231.3
2026	950.4
2027	516.9
Thereafter	663.3
$6,389.0
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced
Minimum future revenues assume that, during the term of the lease, (i) there will be no unpaid days, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterers’ option. Minimum future revenues do not reflect signed charter agreements for undelivered vessels.
As of December 31, 2022, the undiscounted minimum cash flows related to lease receivable on financing leases are as follows:

(in millions of USD)	Lease receivable on financing leases
2023	$96.9
2024	97.1
2025	96.9
2026	96.9
2027	96.9
Thereafter	1,239.7
$1,724.4

As of December 31, 2022, the gross contracted cash flows for its 58 undelivered vessels were as follows:

(in millions of USD)	Gross contracted cash flows
2023	$304.3
2024	841.1
2025	841.6
2026	841.6
2027	841.6
Thereafter	6,225.4
$9,895.6
The Company’s commitment to growth in recent years was achieved in line with its capital structure objectives, focusing on strengthening its balance sheet and increasing cash flows to become a platform for growth and consolidation in the containership and power generation industries.
The Company lengthened and diversified the maturity profile of its debt and diversified its sources of capital, including through innovative export credit agency (ECA) backed lease financings, bi-lateral lease financings with Chinese leasing houses, multiple notes issuances in the U.S. and Norwegian unsecured credit markets, as well as long duration secured notes issued to life insurance investors. This supported the Company’s initiative to successfully achieve committed financings for its newbuild vessels program. In conjunction with its newbuild strategy and associated debt financing, the Company dramatically increased its long-term gross contracted cash flows, primarily through increasing charter lengths for its existing containership fleet and acquiring attractive second-hand containership assets coupled with long-term charter contracts.

The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, including evaluating synergistic and value-additive opportunities within the Maritime sector to diversify and strengthen cash flow drivers.
The Company intends to focus on continuing successful deliveries of its newbuild vessels, while assessing new growth opportunities in a measured way. In conjunction, the Company intends to maintain and grow its robust liquidity position primarily through capital recycling and enhancements to its existing capital base. This capital strategy will include focus on further diversifying sources of capital for greater financial flexibility while managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common and preferred shares.
Borrowings, Including Reconciliation of Long-term Debt to Total Borrowing and Operating Borrowing
The following table summarizes our borrowings:

(in millions of US dollars)	December 31,		Change
	2022	2021	$	%
Long-term debt:
Term loan credit facilities	$1,132.5	$2,128.6	$(996.1)	(46.8)%
Senior unsecured notes	1,250.0	1,250.0	—	0.0%
Senior unsecured exchangeable notes	201.3	201.3	—	0.0%
Senior secured notes	1,000.0	500.0	500.0	100.0%
Debt discount and fair value adjustment	—	(5.1)	5.1	(100.0)%
Deferred financing fees on long term debt	(42.8)	(51.8)	9.0	(17.4)%
Long term debt	3,541.0	4,023.0	(482.0)	(12.0)%

Other financing arrangements	2,119.7	1,363.1	756.6	55.5%
Deferred financing fees on other financing arrangements	(31.9)	(23.3)	(8.6)	36.9%
Other financing arrangement	2,087.8	1,339.8	748.0	55.8%

Finance Lease	222.2	—	222.2	100.0%

Total deferred financing fees	74.7	75.1	(0.4)	(0.5)%
Total Borrowings(1)	5,925.7	5,437.9	487.8	9.0%
Vessels under construction	(1,422.5)	(1,095.6)	(326.9)	29.8%
Operating borrowings(1)	$4,503.2	$4,342.3	$160.9	3.7%
(1)Total borrowings is a non-GAAP financial measure which comprises of long-term debt and other financing arrangements, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Atlas’ financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 55.8% as of December 31, 2022, compared to 55.4% at December 31, 2022.
The weighted average interest rate for December 31, 2022 was 6.12% compared to 3.14% at December 31, 2021.

Our Credit Facilities
We primarily use our credit facilities to finance the construction and acquisition of assets. As at December 31, 2022, our credit facilities are secured by first-priority mortgages granted on 53 of our vessels, together with other related security, such as assignments of lease contracts, earnings from our charters, assignments of insurances and management agreements for vessels.
As of December 31, 2022, we had $1.1 billion outstanding under our term loan credit facilities excluding deferred financing fees. In addition, there is $650.0 million available to be drawn under our revolving credit facilities.
Interest payments on our term loan credit facilities are based on LIBOR plus margins, which ranged between 0.35% and 2.0% as of December 31, 2022. For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of December 31, 2022.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. We were in compliance with these covenants at December 31, 2022.
The following is a schedule of key facts relating to the Company’s credit facilities as of December 31, 2022:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered
2023	$113.2	$111.4	$224.6	3	$346.4
2024	96.9	—	96.9	—	—
2025	96.9	—	96.9	—	—
2026	54.9	396.0	450.9	—	—
2027	16.8	224.4	241.2	—	—
2028	8.8	—	8.8	—	—
2029	8.8	—	8.8	—	—
2030	4.4	—	4.4	2	166.0
2031	—	—	—	—	—
2032	—	—	—	—	—
Thereafter	—	—	—	48	2,984.7
Total	$400.7	$731.8	$1,132.5	53	$3,497.1
Notes
As of December 31, 2022, we had $2.5 billion outstanding under notes, $1.5 billion of which was unsecured, with the remaining $1.0 billion secured by assets held by the Company. We expect to continue to access the debt capital markets and issue additional series of notes similar to those described below, the proceeds of which may be used to repay other indebtedness, for capital expenditures, or for other general corporate purposes. The Company’s outstanding notes are summarized below.

3.75% 2025 Exchangeable Notes
As of December 31, 2022, we had $201.3 million outstanding under our 3.75% exchangeable senior notes due 2025 (the “Exchangeable Notes”). The Exchangeable Notes were issued in December 2020, and are exchangeable at the holders’ option into an aggregate 15,474,817 Atlas common shares at an initial exchange price of $13.005 per share, the cash equivalent or a combination thereof, as elected by us, at any time on or after September 15, 2025, or earlier upon the occurrence of certain market price triggers, significant corporate events, or in response to early redemption elected by us. The holders may require us to redeem the Exchangeable Notes upon the occurrence of certain corporate events qualifying as a fundamental change in the business. We may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of Atlas shares is at least 130.0% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100.0% of the principal amount, plus accrued and unpaid interest.
Concurrently with the issue of Exchangeable Notes, the Company entered into capped call transactions using $15.5 million in proceeds from the issuance of the notes. The capped call transactions provide the Company with the option to purchase up to 15,474,817 Atlas common shares at a price per share of $17.85. The capped call is intended to reduce the potential dilution to shareholders of Atlas and/or offset any cash payments that are required upon an exchange.
In connection with the Merger, the Company has agreed to take all actions required by, or reasonably requested by Poseidon pursuant to, the Exchangeable Notes Indenture and applicable law at or prior to consummation of the Merger. In connection with the Merger, the Company has also agreed to take all actions reasonably requested by Poseidon in connection with making elections under, amending, negotiating adjustments, obtaining waivers or unwinding or otherwise settling the Company’s Capped Call Confirmations (as defined in the Merger Agreement), and to provide certain notices to, and cooperate with, Poseidon, in connection with efforts to settle, terminate or amend the hedge obligations related to the Exchangeable Notes. In addition, the Company agreed not to take certain actions with respect to the Exchangeable Notes and Capped Call Confirmations without Poseidon’s prior written consent.
Sustainability-Linked NOK Bonds
As of December 31, 2022, we had an aggregate $500.0 million outstanding under our 6.5% senior unsecured sustainability-linked bonds due 2024 (the “2024 NOK Bonds”) and 6.5% senior unsecured sustainability-linked bonds due 2026 (the “2026 NOK Bonds” and together with the 2024 NOK Bonds, the “NOK Bonds”). The NOK Bonds were issued in the Nordic bond market in February 2021 ($200.0 million) and April 2021 ($300.0 million), bear interest at 6.5% per annum, and mature in February 2024 and April 2026, respectively. Upon maturity, 100.0% of the principal balance is due, or 100.5% if certain sustainability-linked targets are not achieved, except in the event of certain eligible changes in tax law. As of December 31, 2022, the sustainability-linked targets had been achieved, which targeted capital expenditure for projects which mitigate carbon emissions, including LNG vessel technology. Upon the occurrence of a change of control or a delisting event (each as defined in the NOK Bonds), each holder of NOK Bonds will have the right to require the Company to purchase all or a portion of such holder’s NOK Bonds at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.
We are considering the method for financing any redemptions of the NOK Bonds that may occur after the closing of the Merger, which could require a consent from Poseidon in the case of the 2026 NOK Bonds. We currently expect that, if requested, we will obtain Poseidon’s consent to such financing.
Blue Transition 5.50% 2029 Notes
As of December 31, 2022, we had $750.0 million outstanding under our blue transition 5.5% senior unsecured notes due 2029 (the “5.5% 2029 Notes”). The 5.5% 2029 Notes were issued in July 2021, bear interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022, and mature in 2029. The blue transition structure includes designated uses of proceeds for carbon mitigating projects, and was developed to align with the Company’s sustainability efforts.

Sustainability-Linked Senior Secured Notes
As of December 31, 2022, we had $1.0 billion outstanding under our senior secured notes. In 2021, $500.0 million of the notes were issued pursuant to a U.S. private placement with life insurance companies and comprise four series. The Series A, Series C and Series D senior secured notes, totaling $450.0 million, were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B senior secured notes, totaling $50.0 million, were issued in August 2021, with an interest rate of 3.91%, and mature in 2031. The senior secured notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
In May 2022, Seaspan entered into a note purchase agreement to issue $500.0 million of sustainability-linked, senior secured notes in a U.S. private placement and comprise three series, each ranking pari passu with Seaspan’s existing and future portfolio vessel financing program. The Series A, Series B and Series C Senior Secured Notes were issued in August 2022, with interest rates ranging from 5.15% to 5.49% and maturities from September 2032 to September 2037. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
Operating Leases
As of December 31, 2022, there were 10 vessel operating lease arrangements. Under nine of the operating lease arrangements, the Company may purchase the vessels for a predetermined purchase price. As of December 31, 2022, there were total commitments, excluding purchase options, under vessel operating leases from 2023 to 2029 of approximately $571.9 million.
As of December 31, 2022, these purchase option prices were $510.6 million in aggregate for the nine vessels, and if exercised, such purchases will complete between December 2024 and November 2026. If exercised, the term of the operating leases will shorten, and the amount paid by the company under the operating leases (excluding the purchase option price) will be less than the total commitment outlined below.
As at December 31, 2022, the commitment under operating leases for vessels is $571.9 million for the years from 2023 to 2029 and for other operating leases is $3.3 million for the years from 2023 to 2025. Total commitments under these leases are as follows:

2023	$115.6
2024	114.7
2025	118.0
2026	116.8
2027	80.0
Thereafter	30.1
$575.2
Finance Leases
In January through August 2022, the Company exercised its options to purchase four 10,000 TEU vessels and each of the leases have been re-assessed as financing leases for the remainder of its term until the purchase is completed in January through September 2023 at the pre-determined purchase price of $52.7 million per vessel, representing an aggregate of $210.8 million for the four vessels.
As at December 31, 2022, the total remaining commitment related to financial liabilities of the four vessels under finance leases were $225.1 million, including imputed interest of $2.9 million, repayable throughout 2023.
Other Financing Arrangements
We enter into financing arrangements consisting of financing sale-leaseback and failed sales arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these arrangements to finance the construction and acquisition of vessels, as well as certain of our operating vessels.

As of December 31, 2022, we have 35 vessels under these financing arrangements, which provided for borrowings of approximately $2.1 billion excluding deferred financing fees. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter acceptable to the lessors within a required period of time). If we default under these financing arrangements, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under these arrangements.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in Atlas’ 2022 Annual Report.
The following is a schedule of key facts under our other financing arrangements as of December 31, 2022:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered(1)
2023	$148.2	$—	$148.2	—	$—
2024	151.1	—	151.1	—	—
2025	147.2	—	147.2	—	—
2026	145.3	—	145.3	—	—
2027	146.6	—	146.6	—	—
2028	147.9	—	147.9	—	—
2029	141.6	27.0	168.6	2	183.5
2030	98.0	313.6	411.6	9	798.5
2031	69.6	151.5	221.1	4	354.2
2032	20.4	172.0	192.4	4	396.4
Thereafter	86.8	152.9	239.7	8	658.7
Total	$1,302.7	$817.0	$2,119.7	27	$2,391.3
(1)Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”.
(2)Newbuilds that have not been delivered as at December 31, 2022, have not been included.
Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of US dollars)	December 31,
	2022	2021
Net cash flows from operating activities	$885.0	$860.0
Net cash flows used in investing activities	(1,012.6)	(1,683.7)
Net cash flows from financing activities	109.3	749.2

Operating Cash Flows
Net cash flows from operating activities was $885.0 million for the year ended December 31, 2022, an increase of $25.0 million, compared to 2021. The increase in net cash flows from operating activities for the year ended December 31, 2022, compared to the prior year, was primarily due to net cash flows from the full year impact of four vessels delivered in 2021 and the delivery of nine vessels in the year, offset by the impact of 10 vessel sales. For further discussion of changes in revenue and expenses, please read “Financial Results Summary”.
Investing Cash Flows
Net cash flows used in investing activities were $1,012.6 million for the year ended December 31, 2022, a decrease of $671.1 million compared to 2021. Decrease in cash used was primarily due to the delivery of nine newbuild vessels and from proceeds from sale of 10 vessels in the year ended December 31, 2022, offset by payment on installments for vessels under construction.

Financing Cash Flows
Net cash flows from financing activities were $109.3 million for the year ended December 31, 2022, a decrease of $639.9 million compared to 2021. Decrease was primarily due to lower proceeds from long-term debt and other financing arrangements related to newbuild financing, offset by repayments.
Ongoing Capital Expenditures
Ongoing Capital Expenditures
The average age of the vessels in our containership fleet is approximately eight years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the year ended December 31, 2022, we completed 14 dry-dockings compared to 18 dry-dockings in 2021.
We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our vessels;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing leases agreements;
(4)our future operating and interest costs;
(5)future operating and financing costs;
(6)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and
(7)unanticipated future events and other contingencies.
Please read “Item 3. Key Information – D. Risk Factors” in Atlas’ 2022 Annual Report for factors that may affect our future capital expenditures and results.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects - E. Critical Accounting Estimates” in Atlas’ 2022 Annual Report.
Recent accounting pronouncements
Discontinuation of LIBOR
The Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company’s financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts will be accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts will require no reassessments. Transition activities are focused on the conversion of existing LIBOR based contracts to the Secured Overnight Financing Rate.

Debt with conversion and other options
Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, using the modified retrospective method, whereby the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. The adoption of this standard did not and is not expected to have a material impact to the Company.
Off-Balance Sheet Arrangements
At December 31, 2022, we do not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the year ended December 31, 2022, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors” in Atlas’ Annual Report for the year ended December 31, 2022.
These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:
•consummation of the pending Merger (as defined in “Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments in 2022 and 2023 — Merger Agreement”);
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•our expectations as to impairments of our vessels and power generation assets, including the timing and amount of potential impairments;
•the future valuation of our vessels, power generation assets and goodwill;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses, and general and administrative expenses;
•our ability to recruit and retain crew for our containerships, particularly in light of the current Russia-Ukraine Conflict (as defined in “Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations — Impact of Recent Developments in Ukraine”) and the COVID-19 pandemic;
•number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containerships;
•disruptions in global credit and financial markets, including as a result of the COVID-19 pandemic, the Russia-Ukraine Conflict or otherwise;
•conditions in the public equity market and the price of the shares of Atlas;
•our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes, Atlas’ notes and Atlas’ preferred shares;
•the ultimate length and severity of the ongoing COVID-19 pandemic, including as a result of the new variants of the virus, and its impact on our business;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;
•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholder;
•our ability to achieve or realize expected benefits from ESG initiatives;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Annual Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in Atlas’ Annual Report for the year ended December 31, 2022.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of December 31, 2022, our variable-rate credit facilities totaled $1.1 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion. As of December 31, 2022, we have an asset of $107.1 million and a liability of $1.5 million related to our interest rate swaps.

The tables below provide information about our financial instruments at December 31, 2022 that are sensitive to changes in interest rates. In addition to the disclosures in this report, please read note 8 to 11 to our consolidated financial statements included in this Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	2023	2024	2025	2026	2027	Thereafter
Credit Facilities(1)	$210.2	$96.9	$96.9	$450.9	$241.2	$22.0
Vessel Operating Leases(2)	113.8	113.5	117.6	116.8	80.0	30.1
Vessel Finance Leases(3)	222.2	—	—	—	—	—
Sale-Leaseback Facilities(4)	148.2	151.1	147.2	145.3	146.6	1,381.3
(1) Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2) Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates.
(3) Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates.
(3) Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.

As of December 31, 2022, we had the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2022	Maximum notional amount(1)	Effective date	Ending date
1.9250%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	234.9	234.9	September 6, 2007	May 31, 2024
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
1.6850%	100.0	100.0	November 14, 2019	May 15, 2024
0.6300%	84.0	84.0	January 21, 2021	October 14, 2026
0.6600%	84.0	84.0	February 4, 2021	October 14, 2026
1.6490%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	24.3	24.3	February 4, 2020	December 30, 2025
	$1,307.2	$1,307.2
(1) Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of December 31, 2022, these financial instruments are both in the counterparties’ favor and our favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of December 31, 2022. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Exhibits
The following exhibits are filed as part of this Report.

Exhibit Number	Description
15.1	Consent of KPMG LLP, relating to the Company Financial Statements